UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( Ö ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2011

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.
Prosperity Plus Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2011 and 2010

Albany International Corp.
Prosperity Plus Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements
December 31, 2011 and 2010	4–11

Supplemental Schedules*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011	12

*	Other supplemental schedules required by 29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of
Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Albany, New York
June 21, 2012

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518) 462 2030, F: (518) 427 4499, www.pwc.com/us

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

Assets
Investments, at fair value
Registered investment companies	$140,937,234	$146,523,898
Albany International Class A common stock	30,045,707	37,636,048
Common collective trust	50,027,980	38,527,002
Total investments at fair value	221,010,921	222,686,948

Employer contribution receivable	2,088,211	1,898,869
Participant notes receivable	4,469,348	4,038,318
Net assets reflecting investments at fair value	227,568,480	228,624,135

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive
investment contracts	(2,316,614)	(1,517,121)
Total assets	225,251,866	227,107,014
Liabilities
Other liabilities	573	10,757
Total liabilities	573	10,757
Net assets available for benefits	$225,251,293	$227,096,257

The accompanying notes are an integral part of these financial statements.

2

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions (deductions)
Investment income
Interest and dividend income from investments	$5,545,976	$5,398,067
Net (depreciation)/appreciation in fair value of investments	(5,444,417)	16,201,092
	101,559	21,599,159
Contributions
Employer	5,963,311	5,758,399
Participant	7,727,737	7,964,268
Interest income from participant loans	208,825	217,010
	13,899,873	13,939,677

Payment of benefits	(15,813,239)	(29,338,341)
Other deductions
Administrative expenses	(33,157)	(13,714)
	(15,846,396)	(29,352,055)
Net increase/(decrease)	(1,844,964)	6,186,781

Net assets available for benefits
Beginning of year	227,096,257	220,909,476
End of year	$225,251,293	$227,096,257

The accompanying notes are an integral part of these financial statements.

3

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries. Eligible employees hired on or after January 1, 2009, automatically become Participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the Participant.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investment options including 20 registered investment companies, a common collective trust, a participant directed brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant’s eligible compensation (which may be in a combination of both shares of Company Class A stock and cash). Employees may convert any of the Albany International Class A common stock in their match and profit sharing accounts into the other available investment fund options. During 2011 and 2010, the Company’s matching contributions of $3,875,100 and $3,859,530 included $313,155 (13,905 shares) and $3,702,542 (186,366 shares) of Albany International Class A common stock, respectively. Effective February 1, 2011, the Company changed its policy such that matching contributions and the annual profit sharing contribution would be in the Form of cash instead of Class A common stock.

Profit-Sharing Contribution

The Plan provides for an annual profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company voluntary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing may be made in either cash or Albany International Class A common stock (or both) following the end of the year.

The profit sharing contributions were $2,088,211 and $1,898,869 for the years ended December 31, 2011 and 2010, respectively. Profit sharing contributions paid during the years ended December 31, 2011 and 2010 included $0 (0 shares) and $1,543,503 (76,654 shares), respectively, of Albany International Class A common stock.

4

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

The Plan stipulates that all direct costs incurred in administering the Plan shall be borne by the Company or, if the Compensation Committee so determines, by the Plan. The Company paid Plan administrative expenses of $138,626 and $81,687 during 2011 and 2010, respectively, which consisted of Plan fiduciary services.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

5

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Accounting principles establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three general levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments in registered investment companies are valued using active markets at the latest quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust, a collective trust. The statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The investment in the common/collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end. There are no penalties or restrictions for withdrawing assets from the collective trust at any time.

The common stock of Albany International Corp. is valued using active markets at the latest quoted price on the last business day of the year.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

6

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $593,650 and $605,501 for the years ended December 31, 2011 and 2010, respectively. Interest income is recorded as earned.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation/appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the FASB issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements, including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The adoption of these provisions did not have a material effect on the financial statements.

In September 2010, the FASB issued guidance that requires participant notes to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, notes were measured at fair value and classified as investments. The adoption of this guidance did not have a material effect on the financial statements. As a result of the adoption of the new guidance, the Plan retrospectively classified participant notes as notes receivable from participants.

In May 2011, the FASB issued guidance intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for the 2011 Plan year and did not have a material impact on the Plan financial statements.

7

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

3.	Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Registered investment
companies
Balanced funds	$50,349,195	$—	$—	$50,349,195
Bond funds	15,066,269	—	—	15,066,269
Brokerage funds	1,863,467	—	—	1,863,467
Domestic stock funds	66,530,046	—	—	66,530,046
International stock funds	7,104,729	—	—	7,104,729
Money market funds	23,528	—	—	23,528
Albany International Class A
Common Stock	30,045,707	—	—	30,045,707
Stable Value Common/collective trust	—	50,027,980	—	50,027,980
Total investments	$170,982,941	$50,027,980	$—	$221,010,921

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Registered investment
companies
Balanced funds	$49,008,438	$—	$—	$49,008,438
Bond funds	14,789,539	—	—	14,789,539
Brokerage funds	2,495,218	—	—	2,495,218
Domestic stock funds	71,238,608	—	—	71,238,608
International stock funds	8,969,839	—	—	8,969,839
Money market funds	22,256	—	—	22,256
Albany International Class A
Common Stock	37,636,048	—	—	37,636,048
Stable Value Common/collective trust	—	38,527,002	—	38,527,002
Total investments	$184,159,946	$38,527,002	$—	$222,686,948

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2011 and 2010.

8

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following investments represent 5% or more of net assets available for benefits at December 31:

	2011	2010

PIMCO Total Return Fund	$15,066,269	$14,789,539
Vanguard Institutional Index Fund	30,092,060	31,010,698
Vanguard Mid-Cap Index Fund	12,302,135	13,470,090
Vanguard Target Retirement 2015 Fund	11,626,126	13,089,715
Vanguard Target Retirement 2025 Fund	17,528,161	18,159,031
Albany International Class A Common Stock	30,045,707	37,636,048
Eaton Vance Large Cap Value Fund	15,006,109	17,562,973
Vanguard Retirement Savings Trust	50,027,980	38,527,002

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2011	2010

Albany International Class A Common Stock	$(204,958)	$2,229,064
Registered investment companies	(5,239,459)	13,972,028
	$(5,444,417)	$16,201,092

4.	Notes Receivable From Participants

Notes receivable from participants are valued at their unpaid balance plus any accrued but unpaid interest.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates range between 4.25% and 10.25% at December 31, 2011 and 2010). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence. Home purchase note repayments range from 5 to 20 years.

5.	Related Party Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $11,275,759 and $12,947,102 and sold $18,661,154 and $13,544,917 of Albany International Class A common stock during the years ended December 31, 2011 and 2010. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

9

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations prior to 2010.

7.	Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued and noted no items requiring adjustment of the financial statements or additional disclosures.

8.	Reconciliation of Financial Statements to Form 5500

Certain fully benefit-responsive contracts of the Plan, such as the common/collective Vanguard Retirement Savings Trust, are recorded on the financial statements at contract value, but are recorded on Form 5500 at fair value.

In addition, notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31, 2011 and 2010:

	2011	2010

Net assets available for benefits per the financial statements	$225,251,293	$227,096,257
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts held by a common
collective trust	2,316,614	1,517,121
Deemed distributions	(17,098)	(21,931)
Net assets available for benefits per Form 5500	$227,550,809	$228,591,447

10

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of the changes in net assets available for benefits from the financial statements to Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010

Net (decrease)/increase in assets per the financial statements	$(1,844,964)	$6,186,781
Net appreciation in fair value of common/collective trust	799,494	642,299
Deemed distributions	4,832	(9,154)
Net increase in assets available
for benefits per Form 5500	$(1,040,638)	$6,819,926

11

Supplemental Schedules

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

EIN 14-0462060

Attachment to Form 5500, Schedule H, Line 4(i) - “Schedule of Assets (Held at End of Year)”

(a)	(b)	(c)	(d)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Value

*	Aston TAMRO Small Cap	Registered investment company	$5,522,552
*	Dodge & Cox Intl Stock Fund	Registered investment company	7,104,729
*	Eaton Vance Lg Cap Val	Registered investment company	15,006,109
*	PIMCO Total Return Fund	Registered investment company	15,066,269
*	Vanguard Inst Index Fund	Registered investment company	30,092,060
*	Vanguard Mid-Cap Index Fund	Registered investment company	12,302,135
*	Vanguard Morgan Growth Fund	Registered investment company	3,607,190
*	Vanguard Prime Money Mkt	Registered investment company	23,528
*	Vanguard Tgt Retirement 2005	Registered investment company	945,534
*	Vanguard Tgt Retirement 2010	Registered investment company	2,202,152
*	Vanguard Tgt Retirement 2015	Registered investment company	11,626,126
*	Vanguard Tgt Retirement 2020	Registered investment company	2,356,955
*	Vanguard Tgt Retirement 2025	Registered investment company	17,528,161
*	Vanguard Tgt Retirement 2030	Registered investment company	983,311
*	Vanguard Tgt Retirement 2035	Registered investment company	7,585,575
*	Vanguard Tgt Retirement 2040	Registered investment company	599,797
*	Vanguard Tgt Retirement 2045	Registered investment company	3,281,193
*	Vanguard Tgt Retirement 2050	Registered investment company	437,011
*	Vanguard Tgt Retirement 2055	Registered investment company	22,262
*	Vanguard Target Retirement Inc.	Registered investment company	2,781,118
*	VGI Brokerage Option	Vanguard brokerage option	1,863,467
*	Vanguard Retire Savings Trust	Common/collective trust	50,027,980
*	Albany International Class A
	Common Stock	Company stock fund	30,045,707
*	Participant Loan Fund	Participant loans (for a term not exceeding
		20 years at interest rates ranging from
		4.25% to 10.25%)	4,469,348
	Total assets		$225,480,269

*	Party-in-interest

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Albany International Corp. Prosperity Plus Savings Plan
(Name of Plan)

Date: June 21, 2012	/s/	David Pawlick
David Pawlick
VP - Controller